UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

ALSET EHOME INTERNATIONAL INC.

(Name of issuer)

Common Stock, Par Value $0.001 Per Share

(Title of class of securities)

02116A 104

(CUSIP number)

Heng Fai Ambrose Chan

7 Temasek Boulevard #29-01B

Suntec Tower One

Singapore 038987

Telephone: 011 65 6333 9181

-------------------------------

(Name, address and telephone number of person authorized to receive notices and communications)

April 1, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02116A 104

(1)	Names of reporting persons Heng Fai Ambrose Chan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Republic of Singapore

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 44,009,981(1)
	(8)	Shared voting power
	(9)	Sole dispositive power 44,009,981(1)
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 44,009,981(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 38.9%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 6,380,000 shares of common stock held by HFE Holdings Limited and 398,348 shares of common stock held by Heng Fai Holdings Limited, of which Mr. Chan has sole voting and investment power with respect to such shares.

(2)	Percentage is based upon 113,187,898 shares of common stock outstanding as of April 8, 2022.

CUSIP No. 02116A 104

(1)	Names of reporting persons HFE Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,380,000
	(8)	Shared voting power
	(9)	Sole dispositive power 6,380,000
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 6,380,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.6%(1)
(14)	Type of reporting person (see instructions) CO

(1)	Percentage is based upon 113,187,898 shares of common stock outstanding as of April 8, 2022.

This Amendment No. 2 on Schedule 13D amends and restates the statement on Schedule 13D, filed with the SEC on February 14, 2022, as amended by Amendment No. 1, filed with the SEC on February 15, 2022, which relates to the common stock of the Issuer and has been filed by Heng Fai Ambrose Chan.

This Amendment No. 2 is being filed to reflect that Heng Fai Ambrose Chan acquired 8,482,334 shares of the Issuer’s common stock in a series of transactions on April 1, 2022, April 4, 2022, April 5, 2022, April 6, 2022 and April 7, 2022.

Item 1. Security and Issuer

This Amendment No. 2 on Schedule 13D relates to shares of the common stock, $0.001 par value per share, of Alset EHome International Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4800 Montgomery Lane, Suite 210, Bethesda, Maryland 20814.

Item 2. Identity and Background

This statement is being jointly filed by Heng Fai Ambrose Chan (“Mr. Chan”) and HFE Holdings Limited (“HFE”) (collectively, the “Reporting Persons”).

Mr. Chan’s principal business address is 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987. HFE’s principal business address is 7th Floor, Skyway Centre, 23 Queen’s Road West, Sheung Wan, Hong Kong.

Mr. Chan is the Chairman and Chief Executive Officer of the Issuer and the Issuer’s majority-owned subsidiary, Alset International Limited. He is also the Director of HFE, which is organized as a limited company under the laws of Hong Kong. Mr. Chan is a citizen of Republic of Singapore.

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

1. On April 1, 2022, Mr. Chan purchased 1,000,000 shares of the common stock of the Issuer. This transaction was executed in multiple trades at prices ranging from $.4820 to $.5100. The weighted average purchase price of such shares was $0.5009.

2. On April 4, 2022, Mr. Chan purchased 1,900,000 shares of the common stock of the Issuer. This transaction was executed in multiple trades at prices ranging from $.4850 to $.5979. The weighted average purchase price of such shares was $0.5517.

3. On April 5, 2022, Mr. Chan purchased 902,417 shares of the common stock of the Issuer. This transaction was executed in multiple trades at prices ranging from $.5394 to $.5500. The weighted average purchase price of such shares was $0.5479.

4. On April 6, 2022, Mr. Chan purchased 302,125 shares of the common stock of the Issuer. This transaction was executed in multiple trades at prices ranging from $.5800 to $.6200. The weighted average purchase price of such shares was $0.6177.

5. On April 7, 2022, Mr. Chan purchased 377,792 shares of the common stock of the Issuer. This transaction was executed in multiple trades at prices ranging from $.6351 to $.6600. The weighted average purchase price of such shares was $0.6549.

6. On April 7, 2022, Mr. Chan purchased 4,000,000 shares of the common stock of the Issuer. This transaction was executed in multiple trades at prices ranging from $.6600 to $.8576. The weighted average purchase price of such shares was $0.7584.

Item 4. Purpose of Transaction

On January 17, 2022, the Issuer entered into a Securities Purchase Agreement with Mr. Chan, pursuant to which the Issuer agreed to purchase from Mr. Chan 293,428,200 ordinary shares of Alset International Limited. Pursuant to an amendment to this securities purchase agreement entered into on February 28, 2022, the Issuer and Mr. Chan agreed that the Issuer shall purchase these 293,428,200 ordinary shares of Alset International Limited for a purchase price of 35,319,290 newly issued shares of the Issuer’s common stock. The closing of this transaction with Mr. Chan is subject to approval of Nasdaq and the Issuer’s stockholders.

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Other than as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)

In the Aggregate, the Reporting Persons beneficially own 44,009,981 shares, or 38.9%, of the Issuer’s common stock. The percentages in this paragraph relating to beneficial ownership of Common Stock are based on 113,187,898 shares of Common Stock outstanding as of April 8, 2022, as reported by the Issuer.

(b)	Mr. Chan has the sole power to vote and dispose of all 44,009,981 shares of Common Stock of which 398,348 shares of common stock are held directly by Heng Fai Holdings Limited and 6,380,000 shares of common stock are held by HFE Holdings Limited.

(c)	Except for the transactions which are the subject of this Schedule 13D, there were no other transactions effected in the last 60 days by the Reporting Person.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement and reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons, incorporated by reference to Schedule 13D filed with the SEC on February 14, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2022	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan

HFE Holdings Limited

Dated: April 8, 2022	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Director